September 25, 2012

BY EDGAR

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

RE:	Bank of Chile
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 26, 2012
File No. 001-15266

Request for extension to respond to Staff Comment Letter dated September 19, 2012

Dear Ms. Hayes:

Bank of Chile (the “Bank”) has received a comment letter dated September 19, 2012 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission concerning the Bank’s annual report on form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”).

As I discussed with the Staff on September 24, 2012, the Bank would like to provide the requested responses in connection with the Form 20-F by October 18, 2012.  Kindly confirm by return email if this extension has been approved by the Staff.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at Shearman & Sterling LLP (telephone (212) 848-5009, fax (646) 848-5009, e-mail astolper@shearman.com).

Very truly yours,

s/ Antonia E. Stolper

cc:           Pedro Samhan E. — Bank of Chile